Rule 424(b)(3)
                                                           File No.: 333-30532


PROSPECTUS

                                450,000 Shares
                               Time Warner Inc.
                    Common Stock, Par Value $0.01 per Share

     This prospectus relates to 450,000 shares of common stock, par value $0.01 per share, of Time Warner Inc., issued in connection with the acquisition by Time Warner Entertainment Company, L.P. of the interest in Queens Inner Unity Cable System not already owned by it (the "Acquisition"). Each share of Time Warner common stock was issued together with an associated Right to Purchase Series A Participating Cumulative Preferred Stock of Time Warner, but until the occurrence of certain events, these rights are not exercisable, will be evidenced by ownership of the common stock and will be transferred along with the common stock. These shares of Time Warner common stock are being offered for sale from time to time pursuant to this prospectus for the account of certain persons who have acquired the shares issued in the Acquisition.

     The Time Warner common stock covered by this prospectus is listed on the New York Stock Exchange ("NYSE"). On May 23, 2000, the last sale price for one share of Time Warner common stock was $ 74.25 as reported on the NYSE Composite Transactions Tape.

     The Time Warner common stock covered by this prospectus may be offered for sale from time to time in accordance with the plan of distribution described in this prospectus by the selling stockholders originally named herein, or by certain other persons, who qualify as "Permitted Holders" under the Registration Rights Agreement described herein and who are named in an amendment or supplement to this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is May 24, 2000


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                               Table of Contents

                                                                          Page

Where you can find more information..............................           2
Incorporation of certain documents by reference..................           3
The Company......................................................           4
Use of Proceeds..................................................           5
The Acquisition..................................................           5
Selling Stockholders.............................................           6
Plan of Distribution.............................................           6
Legal Opinion....................................................           7
Experts..........................................................           7


                      WHERE YOU CAN FIND MORE INFORMATION

     Time Warner files reports, proxy statements and other information with the Securities and Exchange Commission pursuant to public reporting requirements of the Securities Exchange Act of 1934. These documents may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at:

Public Reference Room     New York Regional Office    Chicago Regional Office
450 Fifth Street, N.W.    7 World Trade Center        Citicorp Center
Room 1024                 Suite 1300                  500 West Madison Street
Washington, D.C. 20549    New York, NY 10048          Suite 1400
                                                      Chicago, Illinois 60661

     Information on the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the internet world wide web site maintained by the Securities and Exchange Commission at "http://www.sec.gov".

     Time Warner's common stock is traded on the New York Stock Exchange. Reports, proxy statements and other information concerning Time Warner may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York.


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


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission allows Time Warner to "incorporate by reference" information into this prospectus, which means that Time Warner can disclose important information to you by referring you to other documents filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered part of this prospectus, except for any information superseded by information contained directly in this prospectus or in later filed documents incorporated by reference in this prospectus.

     This prospectus incorporates by reference the documents set forth below that Time Warner has previously filed with the Securities and Exchange Commission. These documents contain important business and financial information about Time Warner that is not included in or delivered with this prospectus.

Time Warner Inc. (File No.1-12259)   Period or Date
---------------------------------    --------------

1.  Annual Report on Form 10-K       Year ended December 31, 1999.

2.  Quarterly Reports on Form 10-Q   Quarter ended March 31, 2000.

3. Current Reports on Form 8-K       January 10, 2000 (filed January 14, 2000);
                                     January 23, 2000 (filed January 28, 2000);
                                     February 2, 2000 (filed February 10, 2000);
                                     January 10, 2000 (filed February 11, 2000);
                                     March 13, 2000 (filed March 13, 2000);
                                     March 31, 2000 (filed March 31, 2000);
                                     April 12, 2000 (filed April 19, 2000);
                                     April 19, 2000 (filed April 25, 2000); and
                                     May 22, 2000 (filed May 22, 2000).

4. The description of Time Warner Inc. common stock, par value $0.01 per share, set forth in Item 4 in the registration statement on Form 8-B as filed with the Securities and Exchange Commission on October 2, 1996 pursuant to Section 12(b) of the Securities
Exchange Act of 1934, as amended by a Form
8-A/A filed with the Securities and Exchange
Commission on January 31, 2000.

     Time Warner also incorporates by reference additional documents that may be filed with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the time all of the securities offered by this prospectus are sold. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     If you are a stockholder, Time Warner may have sent you some of the documents incorporated by reference, but you can obtain any of them through Time Warner, the Securities and Exchange Commission or the Securities and Exchange Commission's Internet web site as described above. Documents incorporated by reference are available from Time Warner without charge, excluding all exhibits, except that if Time Warner has specifically incorporated by reference an exhibit in this prospectus, the exhibit will also be provided without charge. Stockholders may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from Time Warner at the following address:

                               Time Warner Inc.
                             75 Rockefeller Plaza
                              New York, NY 10019
                           Telephone: (212) 484-6971
                           Attn: Investor Relations


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


                                  THE COMPANY

     Because the following is a summary of the business of Time Warner, it does not contain all the information that may be important to investors. You should read it together with the detailed information and financial statements referred to or incorporated by reference herein.

Description of Business

     Time Warner is the world's leading media and entertainment company. Time Warner's principal business objective is to create and distribute branded information and entertainment copyrights throughout the world. Time Warner classifies its business interests into six fundamental areas:

     o Cable Networks, consisting principally of interests in cable television programming;

     o Publishing, consisting principally of interests in magazine publishing, book publishing and direct marketing;

     o Music, consisting principally of interests in recorded music and music publishing;

     o Filmed Entertainment, consisting principally of interests in filmed entertainment, television production and television broadcasting;

     o Cable, consisting principally of interests in cable television systems; and

     o Digital Media, consisting principally of interests in Internet-related and digital media businesses.

Investment in TWE

     Time Warner is a holding company that derives its operating income and cash flow from its investments in its subsidiaries, including Time Warner Entertainment Company, L.P., or "TWE", a limited partnership that owns a majority of Time Warner's interests in filmed entertainment, television production, television broadcasting and cable television systems, and a portion of its interests in cable television programming. Time Warner owns general and limited partnership interests in TWE consisting of 74.49% of the pro rata priority capital and residual equity capital, and 100% of the junior priority capital. The remaining 25.51% limited partnership interests in the pro rata priority capital and residual equity capital of TWE are held by a subsidiary of MediaOne Group, Inc. A significant portion of TWE's cable television systems are held by the Time Warner Entertainment- Advance/Newhouse Partnership, of which TWE is the managing partner and owns a 64.8% interest.

Agreement to merge with AOL

     On January 10, 2000, Time Warner announced that it had entered into an Agreement and Plan of Merger dated as of January 10, 2000, between America Online, Inc. ("AOL") and Time Warner. Under the terms of the merger agreement, Time Warner and AOL have formed a new holding company, named AOL Time Warner Inc., which wholly owns two subsidiaries. At the closing of the transaction, one of these subsidiaries will merge with and into AOL, and the other subsidiary will merge with and into Time Warner. As a result of the mergers, Time Warner and AOL will each become a wholly owned subsidiary of AOL Time Warner Inc.

     Under the terms of the merger agreement, Time Warner and AOL stock will be converted to AOL Time Warner stock at fixed exchange ratios. Each share of Time Warner common stock will be exchanged for 1.5 shares of AOL Time Warner common stock, and each share of AOL common stock will be exchanged for 1.0 share of AOL Time Warner common stock. Each share of each series of Time Warner Preferred Stock will be converted into one share of a substantially identical series of AOL Time Warner Preferred Stock.

     The mergers are subject to various conditions set forth in the merger agreement, including the adoption of the merger agreement by the stockholders of each of Time Warner and AOL, certain U.S. and foreign regulatory approvals and other customary conditions. It is anticipated that the mergers will be completed during the fall of 2000. Additional information concerning the mergers is contained in Time Warner's Current Report on Form 8-K dated May 22, 2000.


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


Combination Agreement with EMI

     On January 24, 2000, Time Warner and EMI Group plc announced that they had signed definitive agreements to combine their recorded music and music publishing businesses into a global joint venture. The new company, Warner EMI Music, will be one of the world's leading music companies, with broad domestic and international holdings. The global joint venture will be owned equally by Time Warner and EMI Group. The eleven-member Warner EMI Music board of directors, controlled by Time Warner, will consist of six Time Warner designees and five EMI designees.

     The transaction is subject to certain conditions, including regulatory consents and EMI Group shareholder approval, and is expected to be completed by the end of 2000. Additional information concerning the transaction is contained in Time Warner's Current Report on Form 8-K dated January 23, 2000.

General

     Time Warner's principal executive offices are located at 75 Rockefeller Plaza, New York, New York 10019 and its telephone number is (212) 484-8000.

                                USE OF PROCEEDS

     Time Warner will not receive any of the proceeds from the sale from time to time of the Time Warner common stock offered hereby. All proceeds from the sale of the common stock offered hereby will be for the account of the selling stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution" described below.

                                THE ACQUISITION

     On December 30, 1999, TWE entered into a Purchase Agreement (the "Purchase Agreement"), with Queens Inner Unity Cable Systems ("Seller"), Mr. Percy Sutton, Inner City Cable TV Systems, Inc. ("Inner City") and Framson, Inc. to buy Seller's interest in Queens Inner Unity Cable System for consideration that included 450,000 shares of Time Warner common stock. In connection with the purchase of Seller's interest, Time Warner sold to TWE 450,000 shares of Time Warner common stock at its fair market value on January 21, 2000.

     In connection with the Purchase Agreement, Time Warner entered into a Registration Rights Agreement, dated as of December 30, 1999 (the
"Registration Rights Agreement"), with Inner City, pursuant to which certain persons are entitled to certain registration rights with respect to the Time Warner common stock issued in the Acquisition.


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


                             SELLING STOCKHOLDERS

     The following table sets forth as of the date of this prospectus, the name of each of the selling stockholders, the nature of any position, office or other material relationship that such selling stockholder and its affiliates has had with Time Warner and its affiliates within the past three years and the number of shares of Time Warner common stock which each such selling stockholder owned as of such date. The table also sets forth the number of shares of Time Warner common stock owned by each selling stockholder that may be offered for sale from time to time by this prospectus and the number of shares of Time Warner common stock to be held by each such selling stockholder assuming the sale of all the common stock offered hereby. Time Warner may amend or supplement this prospectus from time to time to disclose the names, relationships to Time Warner and holdings of Time Warner common stock of additional selling stockholders.


Name and Relationship       Number of Shares of         Number of Shares of         Number of Shares of
to Time Warner, if any      Common Stock owned          Common Stock which          Common Stock owned
                                                        may be sold pursuant to     assuming the sale of all
                                                        this prospectus             of the shares offered
                                                                                    hereby
        Inner City                    450,000                    450,000                        0
       Broadcasting
       Corporation 1

------------------------------------


1 From December 11, 1987 until January 21, 2000, Seller, a New York joint venture partnership in which Inner City, a New York corporation (or a predecessor), held a 81.812% partnership interest, was a partner in a joint venture partnership with TWE. As discussed above, Time Warner owns a 74.49% partnership interest in TWE. Inner City is a wholly owned subsidiary of Inner City Broadcasting Corporation.

     On June 3, 1999 Urban Cableworks General, LLC wholly owned by Urban Cableworks of Pennsylvania, LLC., and Urban Cableworks of Pennsylvania, LLC which is a majority owned subsidiary of Inner City Broadcasting, entered into a Limited Partnership Agreement, effective as of January 11, 2000, with Wade Communications Partnership, which was then a partnership between two wholly owned subsidiaries of Time Warner.

                             PLAN OF DISTRIBUTION

     The selling stockholders named in this prospectus may offer Time Warner common stock covered by this prospectus for sale from time to time, in a manner consistent with the applicable provisions of the Registration Rights Agreement. In accordance with those provisions, this prospectus covers sales and other dispositions, other than underwritten fixed price offerings, on the NYSE in block trades or other transactions described below.

     The selling stockholders consist of certain persons who have acquired the shares in connection with a sale of certain assets to TWE and that are "Permitted Holders" under the Registration Rights Agreement.

     The Time Warner common stock will be offered and sold at prices and on terms then prevailing on the NYSE, at prices related to such prices or at negotiated prices. The transactions covered by this prospectus consist of:

          (a) block trades in which a broker-dealer engaged by a Permitted Holder will attempt to sell the common stock as agent but may also position and resell a portion of the block as principal to facilitate the transaction;

          (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account on the NYSE; and


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


          (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     This prospectus may be amended and supplemented from time to time to describe the terms of a specific transaction.

     Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from Permitted Holders in amounts to be negotiated in connection with sales made under this prospectus. To the extent required by the Securities Act, this compensation, if any, will be disclosed in a prospectus or prospectus supplement filed under the Securities Act. These brokers or dealers and any other participating brokers or dealers may fall under the Securities Act definition of "underwriters" in connection with such sales and any commissions, discounts or concessions the Permitted Holders provide to these brokers may fall under the Securities Act definition of underwriting discounts or commissions.

     Time Warner will pay certain costs, expenses and fees that may arise in connection with the registration of the Time Warner common stock covered by this prospectus. Notwithstanding the foregoing, the Permitted Holders will bear the costs of selling concessions, commissions, discounts and transfer taxes, if any, attributable to the sales of the Time Warner common stock. In addition, the Permitted Holders will bear any costs of their legal counsel. The Permitted Holders have agreed to indemnify Time Warner and any of its respective affiliates, directors, officers and controlling persons, against certain liabilities in connection with the offering of the Time Warner common stock pursuant to this prospectus, including liabilities arising under the Securities Act. In addition, Time Warner has agreed to indemnify the Permitted Holders and any of their respective affiliates, directors, officers, trustees, partners and controlling persons, and any of agent or investment advisor thereof, against certain liabilities in connection with the offering of the common stock pursuant to this prospectus, including liabilities arising under the Securities Act.

     Under the terms of the Registration Rights Agreement and in its sole discretion exercised in good faith for any bona fide corporate reason, Time Warner may determine at any time to suspend the availability of this prospectus for use by the Permitted Holders.

                                 LEGAL OPINION

     Certain legal matters in connection with the Time Warner common stock offered hereby were passed upon for Time Warner by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited the consolidated financial statements, schedule and supplementary information of Time Warner and the consolidated financial statements and schedule of TWE included in Time Warner's Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their reports, which are incorporated herein by reference. These consolidated financial statements, schedules and supplementary information are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

     Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of America Online, Inc. for the three years ended June 30, 1999 incorporated by reference as Exhibit 99 to its Quarterly Report on Form 10-Q/A for the quarterly period ended March 31, 2000, as set forth in their report, which is incorporated by reference in Time Warner's Current Reports on Form 8-K dated January 10, 2000, March 31, 2000 and May 22, 2000, which are incorporated herein by reference. These consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


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